320

07022020

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME White Energy Company Limited

*CURRENT ADDRESS Level 5 Grafton Bond Building
201 Kent Street
Sydney NSW 2000

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 0 6 2007

THOMSON FINANCIAL

FILE NO. 82- 35073 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 3/22/07

ARS 6-30-05

Amerod Resources Limited
(formerly Spike Networks Limited)

ABN 62 071 527 083

Annual report
As at 30 June 2005

Contents

AMEROD RESOURCES LTD

Amerod Resources Ltd
Level 5, Grafton Bond Building
201 Kent Street, Sydney,
NSW, Australia 2000

Chairman's Letter

Dear Shareholder

Following the approval of shareholders on 18 February 2005 at the company's Extraordinary General Meeting, the company has achieved many significant milestones during the financial year. The year has seen the company:

- Undertake and complete a recapitalisation process, incorporating a 1 for 20 share consolidation with a $3.5 million capital raising.
- Change the nature of its business activities to a company that is focused on creating a diversified resource group. Amerod's assets now include:
    - Mineral Exploration Assets: A number of nickel sulphide exploration projects located in Western Australia.
    - Coal Technology Assets: An option to acquire a world leading patented coal technology.
- Successfully raise an additional $500,000 at a price of AU$0.25 per share under a Prospectus dated 26 July 2005. This offer closed early and was fully subscribed by clients of Cameron Stockbrokers Limited.

Initial steps in evaluating the mineral exploration assets have commenced, with further investigations and work to be undertaken in the coming months.

As announced to the market on 8 June 2005, Amerod has signed a six month converting note agreement with White Energy Technology to acquire White's world leading patented coal technology. The technology is owned through two of its subsidiaries, Binderless Coal Briquetting Company Pty Ltd and Coking BCB Pty Ltd. The technology processes relatively poor quality coal into higher quality, more environmentally friendly coal with resultant significant cost benefits both at the transportation and processing levels. In the announcement, Amerod noted that commercial negotiations had commenced with parties to exploit this technology in China, USA, Indonesia and South Africa. Over the coming months, Amerod will be evaluating and continuing to conduct due diligence on the White Energy technology. Once this process is complete we hope to be in a position to present this transaction to shareholders for their approval prior to the end of the calendar year.

The Board would like to thank the shareholders, both old and new shareholders who have joined in the recent capital raisings, for providing Amerod with the opportunity to undertake these new and exciting projects.

Yours faithfully

John McGuigan
Chairman

23 September 2005

Directors' report

The directors present their report on the consolidated entity, consisting of Amerod Resources Limited ("**the Company**" or "**Amerod**") and the entities it controlled at the end of, or during, the year ended 30 June 2005.

Directors

The following persons were directors of the Company during the whole of the financial year and up to the date of this report:

J.V. McGuigan

J.C. Atkinson

I.T. Khan

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of a consideration of how best to restructure the company and a review of alternative opportunities. During the year, the Board proposed to shareholders to acquire a mining exploration company, Amerod Exploration Limited (formerly Amerod Resources Limited). This was approved by shareholders on 18 February 2005.

Dividends

No amounts have been paid or declared by way of dividend during the current financial year (2004 : Nil).

Review of Operations

The consolidated entity's loss from ordinary activities was $488,799 (2004: loss $412,024). Comments on the operations and the results of those operations are set out below:

a) Revenue comprises $56,285 interest earned on the consolidated entity's cash deposits and other income of $3,049;
b) In February 2005, shareholders approved the consolidation of shares (1 for 20) reducing the number of shares on issue from 137,186,243 to 6,859,477;
c) In March 2005 the Company raised $3,500,000 of funds through a placement under Prospectus dated 4 February 2005;
d) In March 2005 the Company acquired the company Amerod Exploration Limited (formerly Amerod Resources Limited) for the issue of 7,000,000 ordinary shares at $0.20, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 options exercisable at $0.40 expiring 30 November 2008;
e) In March 2005, the company issued 3,830,000 ordinary shares further to approval of shareholders under the Extraordinary General Meeting on 18 February 2005;
f) In March 2005, the Company raised $164,800 of funds through a placement under Listing Rule 7.1;
g) On 18 February 2005 the Company changed its name from Spike Networks Limited to Amerod Resources Limited;
h) On 8 June 2005, the Company purchased a convertible note for $250,000 with White Energy Technology with an option to purchase their patented coal processing technology.

Earnings per share	**2005** Cents	**2004** cents
Basic and diluted earnings per share	(3.0)	(0.4)

Diluted earnings per share represents the impact on shareholder earnings if all options that had been on issue were instead converted into ordinary shares.

Significant Changes in the State of Affairs

During the year, the Company changed the nature of its activities to a company involved in the resources industry to build a broad based resource house with an initial project in nickel exploration and a significant change in the scale of those activities.

Changes to the contributed equity of the Company from $53,638,330 to $59,665,559 has resulted from:

Directors' report (continued)

Date	Details	Notes	Number of shares	Number of options	$
1 July 2003	Opening balance		93,707,983		53,638,330
2 Feb 2004	Issue of shares at $0.023 per share		43,478,260		1,000,000
					54,638,330
	Less: Transaction costs arising on share issues				(65,000)
30 June 2004	Balance		137,186,243		54,573,330
18 Feb 2005	Consolidation of shares 1 for 20		(130,326,766)		-
8 Mar 2005	Issue of shares at $0.20 per share	(a)	17,500,000		3,500,000
8 Mar 2005	Issue of shares at nil consideration	(b)	3,830,000		
8 Mar 2005	Issue of shares at $0.20 per share	(c)	7,000,000		1,400,000
8 Mar 2005	Issue of 25 cent options expiring 30 Nov 2008	(c)		7,000,000	269,167
8 Mar 2005	Issue of 40 cent options expiring 30 Nov 2008	(c)		6,000,000	262,650
8 Mar 2005	Issue of shares at $0.20 per share	(d)	824,000		164,800
					60,169,947
	Less: Transaction costs arising on share issues				(504,388)
30 June 2005	Balance		36,013,477		59,665,559

(a) On 8 March 2005 the company raised $3,500,000 of funds through a placement of 17,500,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

(b) On 8 March 2005 the company allotted Taurus Advisory Group PPL for nil consideration 3,830,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

(c) On 8 March 2005 the company purchased Amerod Explorations Limited (formerly Amerod Resources Limited) through a placement of 7,000,000 ordinary shares, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 performance options exercisable at $0.40 expiring 30 November 2008 as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

(d) Pursuant to Listing Rule 7.1, the company raised $164,800 of funds through a placement of 824,000 ordinary shares.

Except for the matters discussed above, there were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters Subsequent to the End of the Financial Year

Except for the matters discussed below, no matters or circumstances have arisen since 30 June 2005 that significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the consolidated entity's state of affairs in future financial years.

On 2 August 2005, the Company raised $500,000 through the issue of 2,000,000 shares at $0.25 under Prospectus dated 26 July 2005 for additional working capital purposes.

Likely Developments and Expected Results of Operations

The Board is currently reviewing investment options and opportunities regarding the future of Amerod and will revert to shareholders in this regard at an appropriate time such as the White Energy Technology proposal.

Amerod will continue to undertake work on its exploration projects as outlined in its prospectus dated 4 February 2005 and examine other projects as they arise.

Directors' report (continued)

Information on Directors

JV McGuigan LL.B, B.Ec., FCPA – Non-Executive Chairman
Mr McGuigan was appointed as a director on 11 September 1998 and as Executive Chairman on 7 March 2000. Mr McGuigan stood down as executive chairman on 30 June 2001. Mr McGuigan has both an accounting and legal background. He has been on the boards of a number of public and private companies and has maintained an active involvement in charitable and civic organisations. Mr McGuigan retired as a partner of Baker & McKenzie in June 1998 to co-found Hunter Bay Partners with Mr Atkinson. Mr McGuigan is a member of the audit committee and the remuneration/nomination committee.

Other current directorships : Victor Chang Cardiac Research Institute Limited

Former directorships in last 3 years : Hunter Bay Innovation Limited

JC Atkinson B.Juris., LL.B – Executive Director
Prior to joining the Company Mr Atkinson was a solicitor and partner with Baker & McKenzie in Hong Kong, where he practised principally as a mergers and acquisitions lawyer. He resigned as a partner of Baker & McKenzie in June 1998 to co-found Hunter Bay Partners with Mr McGuigan. Mr Atkinson became a director of the Company on 15 February 1999 and is a member of the audit committee and the remuneration/nomination committee. On 1 January 2003, Mr Atkinson was appointed an executive director.

Other current directorships :

Former directorships in last 3 years :

IT Khan B.A. (Hons) – Non-Executive Director
Co-founder of techpacific. Former managing director of Nomura, based in Hong Kong, and responsible for regional (non-Japan Asian) investment banking and fixed income business. Mr Khan has over 16 years' corporate finance and investment banking experience with financial institutions such as Citicorp, UBS and Schroders. In addition to techpacific, Mr. Khan is also managing director of Crosby Asia Holdings, a regional Asian investment banking firm, and a board member of Entone, a Hong Kong and US-based broadband services company.

Other current directorships :

Former directorships in last 3 years :

Information on Company Secretary

The Company Secretary is David Franks BEc, CA, CFP, JP. Mr Franks was appointed on 3 February 2005 and is principal of Franks and Associates Pty Ltd (Chartered Accountants). He is currently company secretary of the following public companies: Microview Limited, Real Brands Limited, Amerod Resources Limited, Etick Limited, Solar Sailor Holdings Limited, Redman Mining Limited, Van Eyk.Com Limited, Van Eyk Research Limited and Stem Cells Technologies Limited.

Particulars of Directors' Interests in Shares and Options

Details of the directors' interests in shares and options of the Company as at the date of this report are as follows:

Director	Ordinary shares	Options (1)	Options (2)
JV McGuigan	1,330,623	90,500	-
JC Atkinson	1,294,973	70,500	-
IT Khan (3)	-	-	-
Hunter Bay Partners Pty Ltd (4)	-	-	6,000,000

(1) Standard options: $0.25 exercise price, expiring 30 November 2008.

(2) 6,000,000 performance options: $0.40 exercise price, expiring 30 November 2008 held by Hunter Bay Partners of which John Atkinson and John McGuigan are principals.

(3) Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 523,528 Shares.

(4) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited.

Directors' report (continued)

Meetings of Directors

The numbers of meetings of the Company's Board of directors and of each Board committee held during the year ended 30 June 2005 and the number of meetings attended by each director were:

	Meetings of Directors		Meetings of Audit & Finance Committee	
Non-executive directors	**Held ***	**Attended**	**Held ***	**Attended**
JV McGuigan	13	13	N/A	N/A
IT Khan	13	13	#	#
Executive director				
JC Atkinson	13	13	N/A	N/A

* reflects the numbers of meetings held while a director held office or was a member of the committee

not a member of the Audit & Finance committee

N/A Given the significant involvement by the Board in the operations of the business during the year and in the restructuring that has occurred, it was not deemed necessary that the audit and finance committee meet during the financial year as all matters normally dealt with by the audit and finance committee were dealt with directly by the Board.

Retirement, Election and Continuation in Office of Directors

It is the Board's policy to consider the appointment and retirement of non-executive directors on a case-by-case basis. In doing so, the Board must take into account the requirements of the Australian Stock Exchange Listing Rules and the Corporations Act 2001.

In accordance with the Company's constitution Mr JV McGuigan will retire at the Company's forthcoming annual general meeting and offer himself for re-election.

Currently, all directors are required to be re-elected at least every three years, at least one-third of the directors must retire at each annual general meeting.

Remuneration report

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration

B. Details of remuneration

C. Service agreements

D. Share based compensation - options

A. Principles used to determine the nature and amount of remuneration

Remuneration of executive directors and other senior executives and the remuneration policies of the Company generally are determined by the Board. Executive remuneration is reviewed annually by the Board, having regard to individual performance and comparative market rates. In addition to base salary, remuneration packages include superannuation and fringe benefits. Executives are also eligible to participate in the Company's Employee Option Plan (details are set out in Note 16). Remuneration and other terms of employment are formalised in service agreements. In relation to Mr Atkinson, executive director, the remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Directors' report (continued)

Remuneration of non-executive directors is determined by the Board within the maximum approved by the shareholders from time to time. Non-executive directors are also eligible to participate in the Company's Employee Option Plan. Effective 1 April, 2002 the directors resolved to suspend payment of all directors' fees.

B. Details of remuneration

Details of the nature and amount of each element of the emoluments of each director of the Company and each of the officers of the Company and the consolidated entity receiving the highest emoluments are set out in the following table:

Non-executive directors of Amerod Resources Limited

Name	Directors' fees $	Superannuation $	Options $	Total $
JV McGuigan	-	-	-	-
IT Khan	-	-	-	-

Executive director of Amerod Resources Limited

Name	Cash salary and FBT $	Superannuation $	Options $	Total $
JC Atkinson	139,240	10,800	-	150,040
Hunter Bay Partners Pty Ltd (i)	-	-	270,000	270,000

As it was the case in the prior year, John Atkinson assumed certain executive responsibilities particularly in relation to the investigation and review of alternative business opportunities and the capital restructuring of the Company with the objective of requoting the Company's shares on the ASX and was appointed an executive director on 1 January 2003.

(i) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Further to the Notice of Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options. These were valued at $270,000 in the Explanatory Memorandum attached to the Notice. During the year $17,640 was paid to Hunter Bay Partners for secretarial services and $44,045 was paid to Hunter Bay Services for rent, communication and administrative costs relating to Amerod's office costs.

Company Secretary of Amerod Resources Limited

Name	Consulting Fees $	Superannuation $	Options $	Total $
David Franks	18,895	-	-	18,895

David Franks' chartered accounting firm, Franks & Associates Pty Ltd, is paid for performing these services. The fees above are excluding GST (total of $20,784 including GST).

C. Service Agreements

Remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however they have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Arrangements relating to remuneration currently in place are set out below:

JC Atkinson, Executive Director

- Term of agreement – medium term commencing 1 November 2004
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $10,900 per month, to be reviewed annually by the remuneration committee, plus motor vehicle allowance.

Directors' report (continued)

DJ Franks, Company Secretary

- Term of agreement – 12 months from February 2005
- Retainer of $2,200 (including GST) per month plus $165 (including GST) per hour for work outside scope of retainer.

D. Share based compensation - options

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 performance options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to Hunter Bay Partners Pty Ltd, an entity associated with Mr John McGuigan and Mr John Atkinson.

Any other options granted during or since the end of the financial year have been in relation to investments made under the Prospectus dated 4 February 2005 under the same terms and conditions as all other shareholders and as part of the consideration issued to acquire a business, as approved in the Extraordinary General Meeting on 18 February 2005.

Shares Under Option

Pursuant to the approval of shareholders at the Annual General Meeting in December 2004, certain options were issued to Arthur Phillip Pty Ltd in consideration for investment banking services rendered. These options were cancelled under the Prospectus dated 4 February 2005. Details are as follow:

Date options granted	Expiry date	Issue price of Shares	Number under option
2 February 2004 *	30 September 2007	3.7 cents	8,000,000

**** Terms and conditions***

First tranche of 2,000,000 options may be exercisable at any time from the date of issue
Further tranche of 2,000,000 options may not be exercised until such time that the volume weighted average share price of the Company over 20 trading days is in excess of 4 cents per share
Further tranche of 2,000,000 options may not be exercised until such time that the volume weighted average share price of the Company over 20 trading days is in excess of 5 cents per share
Further tranche of 2,000,000 options may not be exercised until such time that the volume weighted average share price of the Company over 20 trading days is in excess of 7.5 cents per share

In addition to this cancellation of options, additional options issued during the year are outlined below:

Date options granted	Expiry date	Issue price of Shares	Number under option
8 March 2005 (1)	30 November 2008	25.0 cents	8,750,000
8 March 2005 (2)	30 November 2008	25.0 cents	7,000,000
15 March 2005 (3)	30 November 2008	25.0 cents	412,000
8 March 2005 (4)	30 November 2008	25.0 cents	6,000,000
8 March 2005 (5)	30 November 2008	40.0 cents	6,000,000
			28,162,000

(1) Issued under Prospectus dated 4 February 2005, 1 for 2 attached free option
(2) Issued under Prospectus dated 4 February 2005, part consideration for acquisition of Amerod Exploration Limited (formerly Amerod Resources Limited)
(3) Issued under Listing Rule 7.1
(4) Issued under Prospectus, performance options to Hunter Bay Partners Pty Ltd, an entity which is associated with Mr JV McGuigan and Mr JC Atkinson
(5) Issued under Prospectus dated 4 February 2005, part consideration for acquisition of Amerod Exploration Limited (formerly Amerod Resources Limited)

Directors' report (continued)

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

All options that had previously been issued to employees lapsed upon cessation of their employment pursuant to the Rules of the Employee Option Plan.

Shares Issued on Exercise of Options

No options were exercised under the Company's Employee Option Plan and the Company's Option Plan during the year ended 30 June 2005.

There is a total of 28,162,000 options over ordinary shares on issue at 30 June 2005, with the terms and conditions outlined above.

Subsequent to year end, on 4 August 2005 10,000 options were exercised at an exercise price of 25 cents.

Insurance of officers

During the financial year, the consolidated entity paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any subsidiary bodies corporate as defined in the insurance policy.

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

Environmental regulation

The consolidated entity is committed to environmental care and aims to carry out its activities in an environmentally responsible and scientifically-sound way. In performing exploration activities, some disturbances of the land in the creation of tracks, drill rig pads, sumps and the clearing of vegetation occur. These activities have been managed in a way that reduced environmental impact to a practical minimum. Rehabilitation of any land disturbances would occur as soon as practicable after exploration activity in an area has been completed.

The consolidated entity has, as far as the Directors are aware, complied with all statutory requirements relating to its exploration activities.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company are important.

Details of amounts paid or payable to the auditor for additional non-audit services provided during the year are set out in Note 15 to the Financial Statements.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out in Note 15 to the Financial Statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non audit services have been reviewed by the board to ensure they do not impact the impartiality and objectivity of the auditor
- None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditors own work, acting in a management or decision making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

Directors' report (continued)

A copy of the auditors' independence declaration as required under Section 307C of the Corporations Act 2001 is set out on Page 10.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney
23 September 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Amerod Resources Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Amerod Resources Limited and the entities it controlled during the period.

BK Hunter
Partner
PricewaterhouseCoopers

Sydney
23 September 2005

Corporate governance statement

The Board of Directors of Amerod Resources Limited is responsible for the corporate governance of the Company. The Board monitors the business affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Board of Directors acknowledge the Principals of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange ("ASX") Corporate Governance Council. However in view of the Company's current size and extent of nature of operations, full adoption of the recommendations is currently not practical. The Board will continue to work towards full adoption of the recommendations in line with growth and development of the Company in the years ahead. Where the Company's framework was different to the Principals of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange ("ASX") Corporate Governance Council, it has been noted.

A summary of the current corporate governance practices as adopted by the Board is as follows:

The Board of Directors
The board carries out its responsibilities according to the following mandate:
- The Board should comprise at least three directors, with at least two-thirds being non-executive directors;
- The Chairman of the board should be a non-executive director;
- The directors should possess a broad range of skills, qualifications and experience;
- The board should at least meet on a quarterly basis; and
- All available information in connection with items to be discussed at a meeting of the board shall be provided to each director prior to that meeting.

The primary responsibilities of the Board include:
- The approval of the annual and half-yearly financial report;
- The establishment of the long term goals of the consolidated entity and strategic plans to achieve those goals;
- The review and adoption of annual budgets for the financial performance of the consolidated entity and monitoring the results on a quarterly basis;
- Ensuring that the consolidated entity has implemented adequate internal controls together with appropriate monitoring of compliance activities; and
- Ensuring that the consolidated entity is able to pay its debts as and when they fall due.

The Company discloses the curriculum vitae of each director in its Annual Report.

The function of Chairperson (John McGuigan) and Executive Director (John Atkinson) are separate.

Due to the size of the Company, the members of the Remuneration Committee and Nomination Committee are the same.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The majority of the Board should be independent. Presently the Board consists of one part time executive director (John Atkinson) and two non-executive directors (John McGuigan and Ilyas Khan). However as each of their shareholding in the Company is considered substantial, they are not considered independent.
- The Chairperson should be independent. Presently the Chairperson is John McGuigan who is a non-executive director. However as his shareholding in the Company is considered substantial, he is not considered independent.

Independent Professional Advice
With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the consolidated entity's expense concerning any aspect of the consolidated entity's operations or undertaking in order to fulfil their duties and responsibilities as directors.

Ethical Standards
The Board endeavours to ensure that the Directors, officers and employees of the Company act with integrity and observe the highest standards of behaviour and business ethics in relation to their corporate activities.

Corporate governance statement (continued)

Specifically, that Directors, officers and employees must:
- Comply with the law
- Act in the best interests of the Company
- Be responsible and accountable for their actions, and
- Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

Trading Policy
The company's policy regarding Directors and employees trading in its securities, is set by the finance committee. The policy restricts Directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit & Finance Committee
The board has established an audit and finance committee consisting of the following directors:
- Mr John McGuigan (Chairperson)
- Mr John Atkinson

The names and qualifications of the directors in the Audit & Finance Committee and the number of meetings held are disclosed in the Annual Report.

The audit and finance committee provides a forum for the effective communication between the Board and external auditors. The committee reviews:
- The annual and half-yearly financial report prior to their approval by the Board;
- The effectiveness of management information systems and systems of internal control; and
- The efficiency and effectiveness of the external audit function.

The audit and finance committee invites the Chief Financial Officer, other directors and the external auditors to attend committee meetings on occasion. The audit and finance committee also meets with external auditors, as necessary, concerning any matters that arise in connection with the performance of their role, including the adequacy of internal controls. Given the significant involvement by the Board in the operations of the business during the year and in the restructuring that has occurred, it was not deemed necessary that the audit and finance committee meet during the financial year as all matters normally dealt with by the audit and finance committee were dealt with directly by the board.

The Audit & Finance Committee requests the Company's external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditors report.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Audit & Finance Committee should consist of three members, the majority being independent and the Chairperson being independent and not the Chairperson of the Board. The committee only consists of two members, with the Chairperson being the Chairperson of the Board and as outlined in *The Board of Directors* Section, the directors are not considered independent.

Continuous Disclosure
The company secretary has been appointed as the person responsible for communications with the Australian Stock Exchange (ASX). This person is also responsible for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX.
The Board and the Company Secretary are responsible for the communications strategy to promote effective communications with shareholders and encourage effective participation at general meetings. The Company adheres to best practice in its preparation of Notices of Meetings to ensure all shareholders are fully informed.

Corporate governance statement (continued)

Remuneration Committee / Nomination Committee
The Board has established a remuneration committee / nomination committee consisting of the following directors:
- Mr John McGuigan (Chairperson)
- Mr John Atkinson

The remuneration committee reviews the remuneration policies applicable to all Directors and executive officers on an as needed basis and makes recommendations on remuneration packages and terms of employment to the board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the consolidated entity's operations, the remuneration committee occasionally seeks the advice of external advisers in connection with the structure of remuneration packages.

Full remuneration disclosure, including superannuation entitlements, and the number of meetings of the Remuneration Committee is provided by the Company in its Annual Report. The Remuneration Committee ensures that all equity based executive remuneration is made within the guidelines set by plans approved by shareholders.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Remuneration Committee should consist of three members, the majority being independent and chaired by an independent person. The committee only consists of two members and as outlined in *The Board of Directors* Section, the directors are not considered independent

The nomination committee considers the appointment and retirement of non-executive directors on a case by case basis. In doing so, the Board must take into account the requirements of Listing Rules and the Corporations Act 2001. Currently all Directors are required to be re-elected at least every three years and at least one-third of directors must retire at each annual general meeting. This process also includes ongoing evaluation of the performance of the Board and its individuals according to the goals, objectives and primary responsibilities of each director as outlined in *The Board of Directors* Section.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Nomination Committee should consist of three members, the majority being independent. The committee only consists of two members and as outlined in *The Board of Directors* Section, the directors are not considered independent

Risk Management
The Board is responsible for the consolidated entity's system of internal controls. The Board constantly monitors the operation and financial aspects of the consolidated entity's activities and considers the recommendations and advice of external auditors and other external advisers on the operations and financial risks that face the consolidated entity.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the consolidated entity has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Due to the Company's current size and extent of nature of operations, the following departures from the Principles of Good Corporate Governance and Best Practice Recommendations have occurred:
- The Company does not have a full time chief executive officer or chief financial officer and therefore statements are not obtained from such persons in relation to Best Practice Recommendation 4.1.

Corporate governance statement (continued)

Code of Conduct

As part of the Board's commitment to the highest standard of conduct, the consolidated entity adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- Responsibilities to shareholders;
- Compliance with laws and regulations;
- Relations with customers and suppliers;
- Ethical responsibilities;
- Employment practices; and
- Responsibilities to the environment and the community.

Amerod Resources Limited
Financial report
As at 30 June 2005

Contents

This financial report covers both Amerod Resources Limited as an individual entity and the consolidated entity consisting of Amerod Resources Limited and its controlled entities.

Amerod Resources Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Amerod Resources Limited
Level 5, Grafton Bond Building
201 Kent Street
Sydney NSW 2000

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 2-10, which is not part of this financial report.

Statements of financial performance - for the year ended 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Revenue from ordinary activities	2	**59,334**	16,541	**45,530**	3,234
Employee benefits expense		**(275,811)**	(185,137)	**(275,811)**	(185,137)
Depreciation and amortisation expenses	3	**(8,578)**	(2,730)	**(8,531)**	(2,730)
Borrowing costs expense	3	**(23)**	(145)	**(23)**	(145)
External advisory fees		**(227,245)**	(143,944)	**(227,245)**	(143,944)
Other expenses from ordinary activities		**(36,476)**	(96,609)	**(34,160)**	(96,085)
(Loss) from ordinary activities before income tax expense	3	**(488,799)**	(412,024)	**(500,240)**	(424,807)
Income tax expense	4	**-**	-		-
Net (loss)		**(488,799)**	(412,024)	**(500,240)**	(424,807)
Total changes in equity other than those resulting from transactions with owners as owners	12	**(488,799)**	(412,024)	**(500,240)**	(424,807)
		Cents	Cents		
Basic and diluted earnings per share	20	**(3.0)**	(0.4)		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position - as at 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Current assets					
Cash assets	5,13	**2,948,989**	815,796	**2,946,090**	350,897
Receivables	6	**10,227**	4,423	**131,455**	307
Total current assets		**2,959,216**	820,219	**3,077,545**	351,204
Non-current assets					
Other financial assets	7	**250,000**	-	**2,631,817**	450,000
Exploration assets	8	**2,048,702**	-	-	-
Property, plant and equipment	9	**10,233**	14,334	**5,803**	14,334
Total non-current assets		**2,308,935**	14,334	**2,637,620**	464,334
Total assets		**5,268,151**	834,553	**5,715,165**	815,538
Current liabilities					
Payables	10,13	**92,464**	262,296	**569,934**	262,296
Total current liabilities		**92,464**	262,296	**569,934**	262,296
Total liabilities		**92,464**	262,296	**569,934**	262,296
Net assets		**5,175,687**	572,257	**5,145,231**	553,242
Equity					
Parent entity interest					
Contributed equity	11	**59,665,559**	54,573,330	**59,665,559**	54,573,330
Accumulated losses	12	**(54,489,872)**	(54,001,073)	**(54,520,328)**	(54,020,088)
Total equity		**5,175,687**	572,257	**5,415,231**	553,242

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows - for the year ended 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Cash flow from operating activities					
Receipts from customers (inclusive of goods & services tax)		3,049	-	3,049	-
Payments to suppliers and employees (inclusive of goods & services tax)		(808,507)	(427,371)	(707,748)	(425,897)
		(805,458)	(427,371)	(704,699)	(425,897)
Interest received		50,481	16,541	36,677	3,234
Borrowing costs		(23)	(145)	(23)	(145)
Net cash (outflows) from operating activities	21	(755,000)	(410,975)	(668,045)	(422,808)
Cash flows from investing activities					
Loans made to controlled entities		-	-	(125,344)	-
Loans received from controlled entities		-	-	478,170)	-
Cash acquired through business combination		3,150			
Payments for investment in other entity		(250,000)	-	(250,000)	-
Payments for exploration assets		(20,892)	-	-	-
Payments for property, plant and equipment		(4,477)	(17,064)	-	(17,064)
Net cash (outflows) from investing activities		(272,219)	(17,064)	102,826	(17,064)
Cash flows from financing activities					
Proceeds from shares and options issued		3,664,800	935,000	3,664,800	935,000
Costs of share issue		(504,388)	-	(504,388)	-
Repayment of borrowings to related parties		-	-	-	(195,000)
Net cash inflows from financing activities		3,160,412	935,000	3,160,412	740,000
Net increase (decrease) in cash held		2,133,193	506,961	2,595,193	300,128
Cash at the beginning of the financial year		815,796	308,835	350,897	50,769
Cash at the end of the financial year	5	2,948,989	815,796	2,946,090	350,897
Non cash investing and financing activities	21				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements
30 June 2005

Notes to the financial statements

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 23.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Amerod Resources Limited (**"Amerod"**, **"Company"** or **"parent entity"**) as at 30 June 2005 and the results of all controlled entities for the year then ended. Amerod Resources Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Tax consolidation legislation

Amerod and its wholly-owned Australian controlled entity have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision.

As a consequence, Amerod, as the head entity in the tax consolidated group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entity in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Under a proposed tax sharing agreement, amounts receivable or payable with the tax consolidated entities will be recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax sharing agreement will be recognised as a component of income tax expense (revenue).

The deferred tax balances when recognised by the parent entity in relation to wholly-owned entities joining the tax consolidated group will be measured based on their carrying amounts at the level of the tax consolidated group before the implementation of the tax consolidation regime, with one exception. The deferred tax balances relating to assets that had their tax values reset on joining the tax consolidated group, will be remeasured based on the carrying amount of those assets at the tax-consolidated group level and their reset tax values. The remeasurement adjustments to these deferred tax balances will also be recognised in the consolidated financial statements as income tax expense or revenue, or as direct debits to the asset revaluation reserve to the extent the adjustments relate to the revaluation of assets. There is no impact on the income tax expense for the year.

Note 1. Summary of significant accounting policies (continued)

(c) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of the assets given up, shares or options issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where shares or options are issued in an acquisition, the value of the shares or options is determined having reference to the fair value of the assets or net assets acquired, including goodwill or discount on acquisition where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(d) Revenue recognition

Revenue is generally recognised in proportion to the service that has been completed and collection of the resulting receivable is probable.

Interest income is recognised as it accrues.

(e) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(f) Exploration and Evaluation Costs

Exploration and evaluation expenditure on exploration tenements and rights to farm-in are accumulated separately for each area of interest. Such expenditure comprises of net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Exploration expenditure for each area of interest is carried forward as an asset provided one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploitation of the area of interest, or
- alternatively, by its sale; or
- exploration activities in the area of interest have not yet reached a stage which permit a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Exploration expenditure that fails to meet at least one of the conditions outlined above is written off or a provision made. Provisions are made where farm-in partners are sought and there is a possibility that carried-forward expenditures may have to be written off in the future. In the event that farm-in agreements are reached or the Company undertakes further exploration in its own right on those properties, the provisions would be reviewed and if appropriate, written back.

Evaluation of each area of interest/mineral resource is carried forward, but only to the extent its recoupment out of revenue to be derived from the relevant area of interest/mineral resource, or from sale of that area of interest, is reasonably assured.

When an area of interest is abandoned, any expenditure carried forward in respect of that area is written off. Expenditure is not carried forward in respect of any area of interest unless the Company's right of tenure to that area of interest is current.

Note 1. Summary of significant accounting policies (continued)

(f) Exploration and Evaluation Costs (continued)

Identifiable exploration assets acquired from another mining company are recognised as assets at their cost of acquisition, as determined by the requirements of AASB1015 Accounting for the Acquisition of Assets. Exploration assets acquired are reassessed on a regular basis and these costs are carried forward provided that at least one of the above conditions is met.

(g) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs. The expected net cashflows included in determining recoverable amounts of non-current assets are discounted to their present values using a market determined, risk adjusted discount rate.

(h) Investments

Investments in unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities are accounted for in the consolidated financial statements as set out in note 1 (a).

(i) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant and equipment 2 –3 years

Where items of plant and equipment have separately identifiable components which are subject to regular replacement, those components are assigned useful lives distinct from the item of plant and equipment to which they relate.

(j) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k) Employee entitlements

(i) – Share-based compensation
The value of the equity-based compensation scheme described in note 14 is not being recognised as an employee benefits expense.

(ii) - Superannuation

The amount charged to the statement of financial performance in respect of superannuation represents the contribution made by the Company to the superannuation fund.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include interest on bank overdrafts, bank fees and charges.

(m) Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 1. Summary of significant accounting policies (continued)

(n) Earnings per share

(i) - Basic earnings per share
Basic earnings per share is determined by dividing the profit/(loss) after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) - Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 2. Revenue

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Revenue from ordinary activities				
Interest	**56,285**	16,541	**42,481**	3,234
Other	**3,049**	-	**3,049**	-
	59,334	16,541	**45,530**	3,234

Note 3. Loss from ordinary activities

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Loss from ordinary activities before income tax includes the following specific net gains and expenses:				
Net gains				
Reversal of provision – closure costs	**200,000**	-	**200,000**	-
Net expenses				
Interest and finance charges paid/payable	**23**	145	**23**	145
Depreciation plant and equipment	**8,578**	2,730	**8,531**	2,730
Rental expense	**36,817**	60,000	**36,817**	60,000

Note 4. Income tax

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Income tax expense				
The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:				
(Loss) from ordinary activities before income tax expense	(488,799)	(412,024)	(500,240)	(424,807)
Income tax calculated @ 30%	(146,640)	(123,607)	(150,072)	(127,442)
Tax effect of permanent differences:				
Restructuring costs in relation to reversal of provision	60,000	-	60,000	-
Income tax adjusted for permanent differences	(86,640)	(123,607)	(90,072)	(127,442)
Tax losses and timing differences not bought to account	86,640	123,607	90,072	127,442
Aggregate income tax expense	-	-	-	-
Tax losses				
The directors estimate that the potential future income tax benefit at 30 June 2005 in respect of tax losses and timing differences not bought to account is:	-	213,328	-	219,033

This benefit for tax losses will only be obtained if:

a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or
b) the losses are transferred to an eligible entity in the consolidated entity; and
c) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
d) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Tax consolidation legislation
Amerod Resources Limited and its wholly-owned Australian subsidiary have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision. The accounting policy on implementation of the legislation is set out in note 1(b). There is no impact on the income tax expense for the year.

The wholly-owned entities have fully compensated Amerod for deferred tax liabilities assumed by Amerod on the date of the implementation of the legislation and have been fully compensated for any deferred tax assets transferred to Amerod.

The entities will enter into a tax sharing and funding agreement. Under the terms of this proposed agreement, the wholly-owned entities will reimburse Amerod for any current income tax payable by Amerod arising in respect of their activities. The reimbursements will be payable at the same time as the associated income tax liability falls due and will therefore be recognised as a current tax-related receivable by Amerod. In the opinion of the Directors, the proposed tax sharing agreement will also be a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Amerod.

Note 5. Current assets – Cash assets

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Cash at bank and on hand	2,948,989	273,359	2,946,090	262,229
Deposits at call	-	542,437	-	88,668
	2,948,989	815,796	2,946,090	350,897

Deposits at call

In 2004, the deposits bear interest at rate of 4.6% and $17,500 is secured pursuant to a Bank Guarantee.

Note 6. Current assets - Receivables

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Loans to related parties	-	-	125,344	-
Other	10,227	4,423	6,111	307
	10,277	4,423	131,455	307

Note 7. Non-current assets - Other financial assets

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Other (non-traded) investments				
Convertible Note in private company	250,000	-	250,000	-
Shares in controlled entities (note 18)	-	-	2,381,817	450,000
Shares in other related parties	-	-	-	-
	250,000	-	2,631,817	450,000

Note 8. Non-current assets – Exploration assets

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Other (non-traded) investments				
Exploration Tenaments				
Glen Ayle : E69/1962	11,714	-	-	-
Glen Ayle : E69/1963	9,061	-	-	-
Glen Ayle : E69/1964	8,051	-	-	-
Bridgetown : E70/2723	13,112	-	-	-
Bridgetown : E70/2724	14,179	-	-	-
Nanutarra : E08/1162	32,650	-	-	-
Mt Mundy : E37/771	25,997	-	-	-
Exploration rights	1,933,938	-	-	-
	2,048,702	-	-	-

Note 9. Non-current assets – Property, plant & equipment

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Plant and equipment				
Plant and equipment – at cost	27,334	22,857	22,857	22,857
Less: Accumulated depreciation	(17,101)	(8,523)	(17,054)	(8,523)
Total plant and equipment	10,233	14,334	5,803	14,334

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Consolidated	Parent
	Plant and equipment	Plant and equipment
	$	$
Carrying amount at 1 July 2004	14,334	14,334
Additions	4.477	-
Depreciation/amortisation expense (note 3)	(8.578)	(8,531)
Carrying amount at 30 June 2005	10,233	5,803

Note 10. Current liabilities - Payables

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Trade creditors	33,433	47,296	32,733	47,296
Loans from controlled entities	-	-	478,170	-
Other creditors – accruals	59,031	215,000	59,031	215,000
	92,464	262,296	569,934	262,296

Note 11. Contributed equity

	Parent		Parent	
	2005	2004	2005	2004
	Shares	Shares	$	$
(a) Share capital				
Paid up capital ordinary shares each fully paid	36,013,477	137,186,243	59,665,559	54,573,330

Note 11. Contributed equity (continued)

(b) Movements in ordinary share capital

Date	Details	Notes	Number of shares	Number of options	$
1 July 2003	Opening balance		93,707,983		53,638,330
2 Feb 2004	Issue of shares at $0.023 per share		43,478,260		1,000,000
					54,638,330
	Less: Transaction costs arising on share issues				(65,000)
30 June 2004	Balance		137,186,243		54,573,330
18 Feb 2005	Consolidation of shares 1 for 20	(g)	(130,326,766)		-
8 Mar 2005	Issue of shares at $0.20 per share	(e)	17,500,000		3,500,000
8 Mar 2005	Issue of shares at nil consideration	(e)	3,830,000		-
8 Mar 2005	Issue of shares at $0.20 per share	(e)	7,000,000		1,400,000
8 Mar 2005	Issue of 25 cent options expiring 30 Nov 2008	(d)		7,000,000	269,167
8 Mar 2005	Issue of 40 cent options expiring 30 Nov 2008	(d)		6,000,000	262,650
8 Mar 2005	Issue of shares at $0.20 per share	(e)	824,000		164,800
					60,169,947
	Less: Transaction costs arising on share issues				(504,388)
30 June 2005	Balance		36,013,477		59,665,559

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholder is entitled to vote, may vote in person, or by proxy or attorney or, being a corporation, be representative duly authorised under the Corporations Act 2001, and has one vote on a show of hands and one vote per fully paid share on a poll.

(d) Options

Pursuant to the approval of shareholders at the Annual General Meeting in December 2004, 8,000,000 options were issued to Arthur Phillip Pty Ltd in consideration for investment banking services rendered at an issue price of 3.7 cents a share and an expiry date of 30 September 2007. Pursuant to the Prospectus dated 4 February 2005, these options were cancelled.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 15,750,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued as follows:

(i) 7,000,000 options to the vendors of Amerod Explorations Limited (formerly Amerod Resources Limited) which are included in the cost of acquiring the business

(ii) 8,750,000 options to the subscribers under the Prospectus where 1 free attaching option was issued for every 2 shares allotted and issued.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to Hunter Bay Partners Pty Ltd, an entity associated with Mr John McGuigan and Mr John Atkinson.

Pursuant to the approval of shareholders at the Extraordinary General Meeting on 18 February 2005, 6,000,000 options with an exercise price of $0.40 and an expiring date of 30 November 2008 were issued to the vendors of Amerod Explorations Limited (formerly Amerod Resources Limited) which are included in the cost of acquiring the business.

Pursuant to Listing Rule 7.1, 412,000 options with an exercise price of $0.25 and an expiring date of 30 November 2008 were issued to the subscribers where 1 free attaching option was issued for every 2 shares allotted and issued.

Note 11. Contributed equity (continued)

(e) Issue of shares

On 8 March 2005 the company raised $3,500,000 of funds through a placement of 17,500,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005 the company purchased Amerod Explorations Limited (formerly Amerod Resources Limited) through a placement of 7,000,000 ordinary shares at an issue price of $0.20 as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

On 8 March 2005 the company allotted Taurus Advisory Group PPL for nil consideration 3,830,000 ordinary shares as approved by shareholders at the Extraordinary General Meeting in 18 February 2005.

Pursuant to Listing Rule 7.1, the company raised $164,800 of funds through a placement of 824,000 ordinary shares.

(f) Employee share scheme

Information relating to the Amerod Resources Limited Employee Option Plan, including details of options issued under the Scheme, are set out in Note 16.

(g) Share consolidation

As approved by shareholders on 18 February 2005 the company consolidated its shares on a 1 for 20 basis, resulting in a reduction in the number shares from 137,186,243 to 6,859,477.

Note 12. Accumulated losses

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Accumulated losses at the beginning of the financial year	**(54,001,073)**	(53,589,049)	**(54,020,088)**	(53,595,281)
Loss attributable to members of Amerod Resources Limited	**(488,799)**	(412,024)	**(500,240)**	(424,807)
Accumulated losses at the end of the financial year	**(54,489,872)**	(54,001,073)	**(54,520,328)**	(54,020,088)

Note 13. Financial instruments

(a) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial performance, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods are set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

Note 13. Financial instruments (continued)

	Notes	Floating interest rate $	Fixed 1 year or less $	Non-interest Bearing $	Total $
2005					
Financial assets					
Cash and deposits	5	2,948,989	-	-	2,948,989
Receivables	6	-	-	10,227	10,227
Weighted average interest rate		1.63%			
Financial liabilities					
Trade and other creditors	10	-	-	92,464	92,464
Net financial assets / (liabilities)		2,948,989	-	(82,237)	2,866,752
2004					
Financial assets					
Cash and deposits	5	815,796	-	-	815,796
Receivables	6	-	-	4,423	4,423
Weighted average interest rate		3.07%			
Financial liabilities					
Trade and other creditors	10	-	-	262,296	262,296
Net financial assets / (liabilities)		815,796	-	(257,873)	557,923

On balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

Note 14. Director and executive disclosures

Directors

The following persons were directors of Amerod Resources Limited during the financial year:

Chairman – non-executive
J.V. McGuigan

Executive directors
J.C. Atkinson, *Managing Director*

Non-executive directors
I.T. Khan

Executives (other than directors)

Except for the executive director discussed above, there are no other executives.

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration
Remuneration of executive directors and other senior executives and the remuneration policies of the Company generally are determined by the Board. Executive remuneration is reviewed annually by the Board, having regard to individual performance and comparative market rates. In addition to base salary, remuneration packages include superannuation and fringe benefits. Executives are also eligible to participate in the Company's Employee Option Plan

Note 14. Director and executive disclosures (continued)

(details are set out in note 16). Remuneration and other terms of employment are formalised in service agreements except where noted otherwise.

Remuneration of non-executive directors is determined by the Board within the maximum approved by the shareholders from time to time. Non-executive directors are also eligible to participate in the Company's Employee Option Plan. Effective 1 April, 2002 the directors resolved to suspend payment of all non-executive directors' fees.

Details of remuneration

Details of the nature and amount of each element of the emoluments of each director of the Company and each of the officers of the Company and the consolidated entity receiving the highest emoluments are set out in the following table:

Non-executive directors of Amerod Resources Limited

	Directors' fees	Superannuation	Options	Total
Name	$	$	$	$
JV McGuigan	-	-	-	-
IT Khan	-	-	-	-

Executive director of Amerod Resources Limited

	Cash salary	Superannuation	Options	Total
Name	$	$	$	$
JC Atkinson	139,240	10,800	-	150,040
Hunter Bay Partners Pty Ltd	-	-	270,000	270,000

As it was the case in prior year, John Atkinson assumed certain executive responsibilities particularly in relation to the investigation and review of alternative business opportunities and the capital restructuring of the company with the objective of requoting the Company's shares on the ASX and was appointed an executive director on 1 November 2004.

Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited and Hunter Bay Services Pty Limited. Further to the Notice of Extraordinary General Meeting held on 18 February 2005, Hunter Bay Partners Pty Ltd was issued with 6,000,000 incentive options (exercise price of $0.25 and an expiring date of 30 November 2008). These were valued at $270,000 in the Explanatory Memorandum attached to the Notice.

Company Secretary of Amerod Resources Limited

	Consulting Fees	Superannuation	Options	Total
Name	$	$	$	$
David Franks	18,895	-	-	18,895

David Franks' chartered accounting firm, Franks & Associates Pty Ltd, are paid for performing these services. The fees above are excluding GST (total of $20,784 including GST).

Service agreements

Remuneration and other terms of employment for the Executive Director have not yet been formalised in a service agreement, however they have been agreed by the Board of Directors. The Board of Directors will revisit the remuneration and other terms of employment when significant developments within the Company occur.

Arrangements relating to remuneration currently in place are set out below

J.C. Atkinson, *Executive Director*

- Term of agreement – medium term commencing 1 November 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $10,900 per month, to be reviewed annually by the remuneration committee, plus motor vehicle allowance.

Note 14. Director and executive disclosures (continued)

DJ Franks, Company Secretary

- Term of agreement – 12 months from February 2005
- Retainer of $2,200 (including GST) per month plus $165 (including GST) per hour for work outside scope of retainer.

Share-based compensation – options

No options were granted to nor exercised by executive and non-executive directors under the Amerod Resources Limited Employee Option Plan, details of which are set out in note 16.

Equity instrument disclosures relating to directors and executives

Option and shareholdings

Share and options over ordinary shares in the company held during the financial year by any director of Amerod Resources Limited or any of the specified executives of the consolidated entity, including their personally-related entities are outlined below:

Director	Ordinary shares	Options (1)	Options (2)
JV McGuigan	1,330,623	90,500	-
JC Atkinson	1,294,973	70,500	-
IT Khan (3)	-	-	-
Hunter Bay Partners Pty Ltd (4)	-	-	6,000,000

(1) Standard options: $0.25 exercise price, expiring 30 November 2008.
(2) 6,000,000 performance options: $0.40 exercise price, expiring 30 November 2008 held by Hunter Bay Partners of which John Atkinson and John McGuigan are principals, with 3,000,000 vesting where the volume weighted average share price is above $0.30 for one month and with 3,000,000 vesting where the volume weighted average share price is above $0.35 for one month.
(3) Mr IT Khan is a director and minority shareholder in Techpacific.Com Digital Limited which holds 523,528 Shares.
(4) Messrs McGuigan and Atkinson are principals of Hunter Bay Partners Pty Limited.

The numbers of options granted under the Amerod Resources Limited Employee Option Plan and the terms and conditions under which they were to be granted are described in note 16. All other transactions relating to shares and options of the Company were on the same basis as similar transactions with other shareholders unless specifically noted.

Option provided as remuneration

Name	Options Granted Number	Options Vested Number
Hunter Bay Partner Pty Ltd	6,000,000	0

The assessed fair value of the options granted to directors is allocated upon a vesting event, with the amount included in the remuneration period on granting of the option, as the vesting period is unknown or uncertain. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non tradeable nature of the option, the share price at grant date and the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2005 included:

- Options are granted for no consideration, with no discount attributed as a result of vesting periods
- Exercise price of $0.25
- Grant date is 18 February 2005, being the date of the Extraordinary General Meeting

Note 14. Director and executive disclosures (continued)

- Expiry date is 30 November 2008
- Share price at grant date of $0.20
- Expected price volatility of the company's shares between 42.9% and 50% depending on the performance hurdles for the respective tranches
- No expected dividend yield
- Risk free interest rate of 5.15%

Option holdings

The numbers of options over shares in the company held during the financial year by each director of Amerod Resources Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year	Vested and Exercisable at the end of the year
Non-executive directors of Amerod Resources Limited				
J.V. McGuigan	-	-	-	-
I.T. Khan	-	-	-	-
Executive director of the consolidated entity				
J.C. Atkinson	-	-	-	-
Hunter Bay Partners Pty Ltd	0	6,000,000	6,000,000	0

No options are vested and unexercisable at the end of the year.

Share holdings

The numbers of shares in the company held during the financial year by each director of Amerod Resources Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Non-executive directors of Amerod Resources Limited				
J.V. McGuigan	11,475,473	-	(10,144,850)	1,330,623
I.T. Khan	-	-	-	-
Executive director of the consolidated entity				
J.C. Atkinson	12,100,793	-	(10,805,820)	1,294,973

Other transactions with directors and specified executives

Hunter Bay Partners Pty Ltd, a director related entity, and Hunter Bay Services Pty Limited, a director-related entity, were paid $44,045 (2004 : $84,370) for the provision of office accommodation, parking and the use of certain office-related facilities and services and were paid $17,640 (2004 : $40,000) for the provision of secretarial services during the 12 months ended 30 June 2005.

Note 15. Remuneration of auditors

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
During the year the following services were paid to the auditor of the parent entity and its related practices:				
Fees paid to PricewaterhouseCoopers - Australia				
Audit and review of financial reports	**26,237**	15,000	**26,237**	15,000
Accounting services	**3,520**	5,500	**3,520**	5,500
Tax compliance services	**-**	9,000	**-**	9,000
Tax advice on acquisitions and group reorganisation	**-**	15,050	**-**	15,050
Valuation and due diligence advice	**-**	15,050	**-**	15,050

The parent entity bears the cost of the audit for all companies within the group. It is the consolidated entity's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the consolidated entity are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. It is the consolidated entity's policy to seek competitive tenders for all major consulting projects.

Note 16. Employee entitlements

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Employee benefit and related on-costs liabilities				
Included in other creditors	**-**	-	**-**	-
Employee numbers				
Average number of employees during the financial year	**2**	2	**2**	2

Amerod Resources Limited Employee Option Plan

All full and part-time employees and officers and all directors (executive and non-executive) of the Company and its controlled entities or any other entity nominated by the directors of the Company are eligible to participate in the plan. No options were granted nor exercised during the year. The number of unissued ordinary shares under option pursuant to the Amerod Resources Limited Employee Option Plan at 30 June 2005 was nil (2004: nil).

Note 17. Related parties

Directors and specified executives

Disclosures relating to directors and specified executives are set out in note 14.

Wholly-owned group

The wholly-owned group consists of Amerod Resources Limited and its wholly-owned controlled entities, Amerod Exploration Limited, Amerod Holdings Pty Ltd, Spike Services Pty Limited and Spike Licenses, Inc.

Other related parties

Aggregate amount bought to account in relation to other transactions with each class of related parties:

	Consolidated		Parent	
	2005	2004	**2005**	2004
	$	$	**$**	$
Loan repaid to:				
Controlled entity	**-**	-	**478,170**	195,000

Ownership interests in related parties

Interests held in controlled entities is set out in note 18.

Note 18. Investments in controlled entities

Name of entity	Country of incorporation	Class of share	Equity Holding		Cost of parent entity's investment	
			2005	2004	**2005**	2004
			%	%	**$**	$
Spike Services Pty Ltd	Australia	Ordinary	**100**	100	**450,000**	450,000
Spike Licenses, Inc.	United States	Ordinary	**100**	100	**155**	155
Amerod Exploration Ltd	Australia	Ordinary	**100**	-	**1,931,817**	-
- Amerod Holdings Pty Ltd	Australia	Ordinary	**100**	-	**-**	-
Shares in controlled entities – at cost					**2,381,972**	450,155
Less: provision for write down to recoverable amount					**(155)**	(155)
Shares in controlled entities – at recoverable amount					**2,381,817**	450,000

Acquisition of controlled entity

On 18 February 2005 the parent entity acquired 100% of the issued share capital of Amerod Exploration Limited (formerly Amerod Resources Limited) for $1,931,817. The Company acquired the company Amerod Exploration Limited (formerly Amerod Resources Limited) for the issue of 7,000,000 ordinary shares at $0.20, 7,000,000 options exercisable at $0.25 expiring 30 November 2008 and 6,000,000 options exercisable at $0.40 expiring 30 November 2008.

The operating results of this newly controlled entity have been included in the consolidated statement of financial performance since the date of acquisition.

Note 18. Investments in controlled entities (continued)

Details of the acquisition are as follows:

	$
Fair value of identifiable net assets of controlled entity acquired	
Cash	3,150
Plant and equipment	-
Exploration assets	93,872
Trade creditors	(99,143)
	(2,121)
Less: Outside equity interests	-
	(2,121)
Deferred exploration expenditure	1,933,938
Consideration through issue of 7,000,000 shares at $0.20 each, 7,000,000 options exercisable at 25 cents and 6,000,000 performance options exercisable at 40 cents.	1,931,817

Outflow of cash to acquire controlled entity, net of cash acquired:

Cash consideration	-
Add: Cash acquired	3,150
Inflow of cash	3,150

Note 19. Segment Information

The Company operated in a single business segment, being exploration mining company in one geographical area during the year, being Australia.

Note 20. Earnings per share

	Consolidated	
	2005	2004
	Cents	Cents
Basic and diluted earnings per share	**(3.0)**	(0.4)
Weighted average number (post consolidation) of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	**15,974,279**	111,823,925

As there are no amounts unpaid on ordinary shares or any reduction arising from the exercise of options outstanding during the financial year, no adjustment is necessary in the determination of diluted earnings per share.

Information concerning the classification of securities

Options
The options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. These options do not have a dilutive effect on earnings per share, therefore diluted earnings per share is not materially different from basic earnings per share. Details relating to the options are set out in note 11.

Note 21. Reconciliation of (loss) from ordinary activities after income tax to net cash outflow from operating activities

	Consolidated		Parent	
	2005	2004	2005	2004
	$	$	$	$
Operating (loss) after income tax	(488,799)	(412,024)	(500,240)	(424,807)
Depreciation and amortisation	8,578	2,730	8,531	2,730
Reversal of provision for closure	(200,000)	-	(200,000)	-
Change in operating assets and liabilities, net of effects from purchase of controlled entity				
(Increase) in other operating assets	-	(1,257)	-	(307)
(Increase) in other receivables	(5,804)	-	(5,804)	-
Increase / (decrease) in trade and other creditors	(68,975)	(424)	29,468	(424)
Net cash (outflow) from operating activities	(755,000)	(410,975)	(668,045)	(422,808)

Non cash flow transactions

On 8 March 2005, the Company acquired Amerod Exploration Limited (formerly Amerod Resources Limited) for a total of $1,931,817 in ordinary shares, ordinary options and performance options.

Note 22. Commitments for expenditure

In order to maintain an interest in the mining and exploration tenements in which the consolidated entity is involved, the consolidated entity is committed to meet the conditions under which the tenements were granted and the obligations of any joint venture agreements. The timing and amount of exploration expenditure commitments and obligations of the consolidated entity are subject to the minimum expenditure commitments required by the relevant state department of Minerals and Energy, and may vary significantly from the forecast based upon the results of the work performed which will determine the prospectivity of the relevant area of interest.

(a) Exploration Work

The company has certain obligations to perform minimum exploration work and expend minimum amounts of money on its mining tenements. Obligations for the next 12 months are expected to amount to $61,130 (2004: $0). No estimate has been given of expenditure commitments beyond 12 months as this is dependent on the directors' ongoing assessment of operations and, in certain instances, Native Title negotiations.

In June 1992 the High Court of Australia held in the Mabo case that the common law of Australia recognises a form of native title. The full impact that the Mabo decision may have on tenements held by the Company is not yet known. The Company is aware of native title claims that have been lodged with the National Native Title Tribunal ("the Tribunal") over several areas in Western Australia in which the Company holds interests. The native title claims have been accepted by the Tribunal for determination under section 63(1) of the Native Title Act 1993 (Commonwealth).

Note 23. Impact of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (AIFRS), and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The Board has appointed the Executive Director to manage the transition to AIFRS. The Executive Director has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. These choices have been analysed to determine the most appropriate accounting policy for the consolidated entity.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. No material impacts are expected in relation to the statement of cash flows.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

(a) Income tax

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

If the policy required by AASB 112 had been applied during the year ended 30 June 2005 there would be no significant differences to the consolidated or parent entity statement of financial performance or statement of financial position.

Tax Consolidation legislation

Under UIG 1052 Tax Consolidation Accounting, Amerod, as the head entity in the tax consolidated group, will be required to recognise the current tax payable of the tax consolidated subsidiaries and deferred tax assets relating to tax losses of these subsidiaries. The net difference between these amounts and amounts receivable or payable under tax funding agreements will result in equity contributions or distributions being recognised in the head entity and other members of the tax consolidated group.

The parent entity's own tax amounts will be measured using one of the acceptable allocation methods in UIG 1052.

This differs from the current accounting policy, under which the parent entity recognises current and deferred tax amounts relating to transactions, events and balances of the tax consolidated subsidiaries as if those transactions, events and balances were its own, and measures its own tax amounts by applying the principles in AASB 1020. Management has not completed its assessment of the effects of the head entity adopting this standard. The consolidated tax balances will not be impacted as a result of UIG 1052.

Note 23. Impact of adopting Australian equivalents to IFRS (continued)

(b) Equity-based compensation benefits
Under AASB 2 Share based Payments, from 1 July 2004 the company is required to recognise an expense for those options that were issued to employees under the Amerod Employee Option Plan and to other parties in exchange for services after 7 November 2002 but that had not vested by 1 January 2005.
This will result in a change to the current accounting policy under which no expense is recognised for equity-based compensation.
If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated and parent entity accumulated losses at 30 June 2005 would have been $270,000 higher, with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, the consolidated and parent entity external advisory fees expense would have been $270,000 higher.

(c) Exploration
AASB 6 *Exploration for and evaluation of mineral resources* was released in December 2004 and will supersede the existing AASB 1022 *Accounting for the extractive industries.* The primary difference in the new standard is that it applies only to exploration and evaluation expenditure. The differences between these two standards will not impact the Company.

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 15 to 38:

In the directors' opinion:

(a) the financial statements and notes set out on pages 15 to 38 are in accordance with the Corporations Act 2001, including:
  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
  (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the Executive Director required by Section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

John McGuigan
Chairman

Sydney
23 September 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Amerod Resources Limited

Audit opinion

In our opinion, the financial report of Amerod Resources Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Amerod Resources Limited and the Amerod Resources Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Amerod Resources Limited (the company) and the Amerod Resources Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

BK Hunter
Partner

Sydney
23 September 2005

Shareholder information

The shareholder information set out below was applicable as at 12 October 2005.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Ordinary shares	Options (1)	Options (2)	Options (3)
1 - 1,000	1,701	-	-	-
1,001 - 5,000	152	280	-	-
5,001 - 10,000	153	24	-	-
10,001 - 100,000	73	25	-	-
100,001 & over	29	13	1	1
	2,108	342	1	1

Expiry date	Issue price of Shares	Number under option
(1) 30 November 2008	25.0 cents	16,012,000
(2)30 November 2008	25.0 cents	6,000,000
(3) 30 November 2008	40.0 cents	6,000,000

There were 1,636 holders of less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary Shares Number held	Percentage of issued shares
National Nominees Limited	22,354,544	58.5%
Arthur Phillip Nominees Pty Ltd	1,903,170	5.0%
Amanda Poole	1,250,000	3.3%
Arthur Phillip Pty Ltd	995,741	2.6%
Citicorp Nominees Pty Limited	670,921	1.7%
Sanjur Pty Limited	633,183	1.7%
Craig Ian Burton	500,000	1.3%
William Brownlie Fairweather	500,000	1.3%
Greatcity Corporation Pty Ltd	500,000	1.3%
Nomial Pty Ltd	500,000	1.3%
Donal Paul Windrim	500,000	1.3%
Matko Investments Pty Limited	481,090	1.2%
Merrill Lynch (Australia) Nominees Pty Ltd	332,684	0.8%
Financing Solutions Pty Ltd	250,000	0.7%
Haxby Pty Ltd	250,000	0.7%
Alan Douglas Hopwood	250,000	0.7%
Entertainment Marketing Enterprise Pty Ltd	225,000	0.6%
Pontego Investments Sole Establishment	220,000	0.6%
ANZ Nominees Limited	216,722	0.6%
DLN Pty Limited	207,000	0.6%
Rellav Pty Ltd	200,000	0.5%
	32,940,055	86.3%

Shareholder information (continued)

Unquoted equity security

	Options (1)	Options (2)	Options (3)
Number on issue	16,012,000	6,000,000	6,000,000
Number of holders	342	1	1
Greater than 20% Holders			
Taurus Advisory Group LLC	6,875,000	-	-
Arthur Phillip Nominees Pty Ltd	-	6,000,000	-
Hunter Bay Partners Pty Ltd	-	-	6,000,000

Expiry date	Issue price of Shares	Number under option
(1) 30 November 2008	25.0 cents	16,012,000
(2)30 November 2008	25.0 cents	6,000,000
(3) 30 November 2008	40.0 cents	6,000,000

C. Substantial shareholders

Substantial shareholders in the company are set out below:

Name	Number held	Percentage
Taurus Advisory Group LLC	22,354,544	58.5%
Arthur Phillip Nominees Pty Ltd	1,903,170	5.0%

F. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholder entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Law, and has one vote on a show of hands and one vote per fully paid share on a poll.

(b) Options
No voting rights.

Information and services

Registered Office

Level 5, Grafton Bond Building, 201 Kent Street, Sydney NSW 2000 Telephone: (02) 9251 1311 Facsimile: (02) 9251 1638

Share Registry / Principal Register

Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000 Telephone (02) 8234 5222 Facsimile (02) 8234 5050

Company Secretary

David Franks

Auditor

PricewaterhouseCoopers, Darling Park Tower 2, 201 Sussex Street, Sydney NSW 2000

Solicitors

Baker & McKenzie, AMP Centre, 50 Bridge Street, Sydney NSW 2000
Steinpreis Paganin, Level 4, Next Building, 16 Milligan Street, Perth WA 6000

Bankers

Commonwealth Bank, 48 Martin Place, Sydney NSW 2000

END